OMB APPROVAL
OMB Number: 3235-0145
Expires: January 31, 2006
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No.  2)*

Charles & Colvard, Ltd.
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
000159765106
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	000159765106	Page	2	of	5

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Rodney D. Baber

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	5	SOLE VOTING POWER:

NUMBER OF		599,560

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		599,560

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	599,560

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): 1,281(1)

	(a) ☑

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	4.1%

12	TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS):

	IN
(1) Shares owned by Mrs. Baber.

Item 1(a).	Name of Issuer:	Charles & Colvard, Ltd.

Item 1(b).	Address of Issuer’s Principal Executive Offices:	300 Perimeter Drive, Suite A Morrisville, North Carolina 27560

Item 2(a).	Name of Person Filing:	Rodney D. Baber
Item 2(b).	Address of Principal Business Office or, if none, Residence:	50 N. Front Street, 12th Floor Memphis, Tennessee 38103

Item 2(c).	Organization/Citizenship:	United States of America

Item 2(d).	Title of Class Of Securities:	Common Stock, no par value

Item 2(e).	CUSIP Number:	000159765106

Item 3.	Inapplicable.

Item 4.	Ownership.

Total Shares
of
	Common				Sole	Shared
	Stock	Percent	Sole	Shared	Power	Power
	Beneficially	of	Voting	Voting	to	to
Person	Owned	Class (1)	Power	Power	Dispose	Dispose
Rodney D. Baber	599,560	4.1%	599,560	0	599,560	0

(1)	Based on 14,529,818 shares of Common Stock outstanding as of October 31, 2005 as reported on the Company’s quarterly report on Form 10-Q for the quarter ended September 30, 2005 filed with the Commission on November 9, 2005.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☑

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Inapplicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Inapplicable

Item 8.	Identification and Classification of Members of the Group.

Inapplicable

Item 9.	Notice of Dissolution of Group.

Inapplicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

02/06/2006
Date

/s/ Rodney D. Baber
(Signature) Rodney D. Baber